February 13, 2015

Ms. Melissa Raminpour

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	The Greenbrier Companies, Inc.

SEC Comment Letter Dated February 9, 2015

File No. 001-13146

Dear Ms. Raminpour:

Per conversation between Mr. Andrew Mew of your office and Mark Rittenbaum, our Chief Financial Officer, on February 12, 2015, it was agreed that The Greenbrier Companies, Inc. would file its response to your letter dated February 9, 2105 by close of business on March 9, 2015.

Thank you for the consideration.

Sincerely,

/s/ Adrian J. Downes
Adrian J. Downes
Senior Vice President and Chief Accounting Officer
The Greenbrier Companies, Inc.